ETF Market Opportunity Fund

A Mutual Fund of ETFs

Symbol: ETFOX

★★★★★ **Rated Five Stars** MORNINGSTAR®

Lipper Leader in total return and preservation of capital 5 LIPPER

Date: 2/20/2009 NAV: 7.75 Day Change: -0.01

The ETF Market Opportunity Fund (ETFOX) is a domestic equity fund that searches for ETF market opportunities in sector, broad index, fixed income, foreign, currency and commodities funds. Investing exclusively in ETFs helps eliminate security specific risks.

- ETFOX is not an ETF but a mutual fund that invests in ETFs.

- Morningstar ranked ETFOX in the top 1% of funds in its category for the 1 year period ended 1/31/09. For three years, ETFOX is in the top 4% of large cap growth funds as of 1/31/09. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period.

With a beta of only 0.75, ETFOX delivers capital preservation in today's up and down market.

Each ETF in the fund has proven that its Sharpe Ratio of return/standard deviation puts it in the top ETFs for that sector and that its fundamentals pass the test of exceptional opportunity. It all comes down to disciplined management: technical discipline keeps volatile ETFs out of the fund; fundamental discipline limits losses.

In The News: Interview with Paul Frank, ETFOX Fund Manager by Don Dion, Fidelity Independent Adviser

The ETF Market Opportunity Fund outperformed the S&P 500 by 3.57% over the past three years (based on average annualized return). (as of 1/31/09)

Performance as of 1/31/09	Average Annualized Return%	+/- S&P 500 Return	+/- Morningstar Large Growth Total Return Index	% Rank in Category
Year-to-date*	-3.25	5.18	-0.55	18
1-Year*	-27.14	11.49	10.41	1
3-Year	-8.21	3.57	4.94	4
Since Inception	-2.36	1.75	NA	NA

*Not Annualized

Ranked in Top 1% in Category by Morningstar #16 of 1793 for the 1-Year period ended January 31, 2008

★★★★★

Morningstar Five Star Rating

MORNINGSTAR®

How to Add ETFOX to Your Portfolio

Call toll free (800)-239-9136

or complete an application.

Fidelity account holders: ETFOX

Schwab account holders: ETFOX

TD Ameritrade account holders: ETFOX

Lipper Leader Total Return

Lipper Leader Preservation

Top ratings by Lipper in Total Return and Preservation of Capital as of December 31, 2008

Fund Manager: Paul M. Frank
ETF Market Opportunity Fund
Aviemore Asset Management, LLC
paul.frank@etfmutualfund.com

Toll Free (800)-239-9136

support@etfmutualfund.com

Formerly Navigator Fund

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Morningstar ranking as of 1/31/09
For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3–, 5–, and 10–year (if applicable) Morningstar Rating Metrics as of the date stated. The number of funds in the Large Growth category tracked by Morningstar was 1903 or the year–to–date period. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period and Overall Ranking. As of 1/31/09 the Fund did not have a 5 year or 10 year rating. As of 12/31/08 the fund was named the Navigator Fund and is now the ETF Market Opportunity Fund.

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Total Return metrics over the three-year period. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Total Return, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. ETF Market Opportunity Fund, in Lipper's Multi Cap Core classification, received the following ratings for the 3–year period, Total Return: 5 – LIPPER LEADER (2,063 funds).

Lipper ratings for Preservation reflect funds' historical loss avoidance relative to other funds within the same asset class, as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Preservation metric over the three–year periods. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Preservation, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. Preservation ratings are relative, rather than absolute, measures, and funds named Lipper Leaders for Preservation may still experience losses periodically; those losses may be larger for equity and mixed equity funds than for fixed income funds. ETF Market Opportunity Fund, in Lipper's Preservation of Capital classification, received the following ratings for the 3–year periods, 5 – LIPPER LEADER (2,063 funds). Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperweb.com.

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Prospectus: Your Guide To The ETF Market Opportunity Fund

Prospectus – Click Here

Financial Reports

- 2004 Semi-Annual Report (PDF Format) - Click Here
- 2005 Annual Report (PDF Format) - Click Here
- 2005 Semi-Annual Report (PDF Format) - Click Here
- 2006 Annual Report (PDF Format) - Click Here
- 2006 Semi-Annual Report (PDF Format) - Click Here
- 2007 Annual Report (PDF Format) - Click Here
- 2007 Semi-Annual Report (PDF Format) - Click Here
- 2008 Annual Report (PDF Format) - Click Here
- 2008 Annual Report (PDF Format) - Click Here

Proxy Voting Policy & Other Documents

- Proxy Voting Policies and Procedures
- Statement of Additional Information

If you would like to receive an investment kit by mail please click HERE.

To view and print the prospectus, click on Prospectus above. You will need Adobe Acrobat to view the Prospectus (PDF format) - click HERE and follow the instructions, then return to this page and try again. If you have an older computer and would like to view or print a text only version of the prospectus, click HERE

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Morningstar ranking as of 1/31/09

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3–, 5–, and 10–year (if applicable) Morningstar Rating Metrics as of the date stated. The number of funds in the Large Growth category tracked by Morningstar was 1903 or the year–to–date period. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period and Overall Ranking. As of 1/31/09 the Fund did not have a 5 year or 10 year rating. As of 12/31/08 the fund was named the Navigator Fund and is now the ETF Market Opportunity Fund.

Ranked in Top 1% in Category by Morningstar #16 of 1793 for the 1-Year period ended January 31, 2008

★★★★★

Morningstar Five Star Rating

MORNINGSTAR®

How to Add ETFOX to Your Portfolio

Call toll free (800)-239-9136

or complete an application.

Fidelity account holders: ETFOX

Schwab account holders: ETFOX

TD Ameritrade account holders: ETFOX

Lipper Leader Total Return

Lipper Leader Preservation

Top ratings by Lipper in Total Return and Preservation of Capital as of December 31, 2008

Fund Manager: Paul M. Frank
ETF Market Opportunity Fund
Aviemore Asset Management, LLC
paul.frank@etfmutualfund.com

Toll Free (800)-239-9136

support@etfmutualfund.com

Formerly Navigator Fund

Past Performance Is No Guarantee Of Future Results. Please Read The Prospectus Carefully Before You Invest Or Send Money

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Total Return metrics over the three-year period. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Total Return, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. ETF Market Opportunity Fund, in Lipper's Multi Cap Core classification, received the following ratings for the 3–year period, Total Return: 5 – LIPPER LEADER (2,063 funds).

Lipper ratings for Preservation reflect funds' historical loss avoidance relative to other funds within the same asset class, as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Preservation metric over the three–year periods. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Preservation, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. Preservation ratings are relative, rather than absolute, measures, and funds named Lipper Leaders for Preservation may still experience losses periodically; those losses may be larger for equity and mixed equity funds than for fixed income funds. ETF Market Opportunity Fund, in Lipper's Preservation of Capital classification, received the following ratings for the 3–year periods, 5 – LIPPER LEADER (2,063 funds). Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperweb.com.

.

Application (please be patient for downloads)

All Navigator Fund investment application materials are available below.

Regular Account Application (non IRA) - Click Here

IRA Application

IRA Account Application – Click Here
IRA Transfer / Direct Rollover Request Form - Click Here

IRA Plan Booklet

IRA Plan Booklet (HTML format) – Click Here

Investment Kit Request for the ETF Market Opportunity Fund

To request printed material by mail, please e-mail support@etfmutualfund.com

Applications are in PDF format. You will need Adobe Acrobat to view or print them - click HERE and follow the instructions, then return to this page and try again. If you need any assistance, please contact us.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Morningstar ranking as of 1/31/09
For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3–, 5–, and 10–year (if applicable) Morningstar Rating Metrics as of the date stated. The number of funds in the Large Growth category tracked by Morningstar was 1903 or the year–to–date period. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period and Overall Ranking. As of 1/31/09 the Fund did not have a 5 year or 10 year rating. As of 12/31/08 the fund was named the Navigator Fund and is now the ETF Market Opportunity Fund.

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Total Return metrics over the three-year period. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Total Return, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. ETF Market Opportunity Fund, in Lipper's Multi Cap Core classification, received the following ratings for the 3–year period, Total Return: 5 – LIPPER LEADER (2,063 funds).

Ranked in Top 1% in Category by Morningstar #16 of 1793 for the 1-Year period ended January 31, 2008

★★★★★

Morningstar Five Star Rating

MORNINGSTAR®

How to Add ETFOX to Your Portfolio

Call toll free (800)-239-9136

or complete an application.

Fidelity account holders: ETFOX

Schwab account holders: ETFOX

TD Ameritrade account holders: ETFOX

Lipper Leader Total Return

Lipper Leader Preservation

Top ratings by Lipper in Total Return and Preservation of Capital as of December 31, 2008

Fund Manager: Paul M. Frank
ETF Market Opportunity Fund
Aviemore Asset Management, LLC
paul.frank@etfmutualfund.com

Toll Free (800)-239-9136

support@etfmutualfund.com

Formerly Navigator Fund

Past Performance Is No Guarantee Of Future Results. Please Read The Prospectus Carefully Before You Invest Or Send Money

ETF Market Opportunity Fund

A Mutual Fund of ETFs

Symbol: ETFOX

★★★★★ **Rated Five Stars** MORNINGSTAR®

Lipper Leader in total return and preservation of capital 5 LIPPER



Aviemore Asset Management, LLC (Aviemore) is the investment adviser of the Fund and has responsibility for the management of the Fund's affairs, under the supervision of the Trust's Board of Trustees. The Fund's investment portfolio is managed on a day-to-day basis by Paul Michael Frank. Mr. Frank is the president of the Adviser. Mr. Frank has managed the Fund since its inception.

Mr. Frank was born in 1962 in Quebec, Canada. His formal education includes a B.A. in History and Economics from Drew University. Mr. Frank also completed a MBA in Finance from Fordham University's Graduate School of Business Administration in 1992, earning the Dean's award for academic excellence and being named class valedictorian. After completing his Master's Degree Mr. Frank joined Signalert, a registered investment adviser, and worked as an analyst and trader. In 1993 Mr. Frank started Aviemore Asset Management and has been managing assets since that time. The Adviser serves as investment adviser to individuals, trusts, and retirement plans.

Under the Management Agreement, Aviemore Asset Management pays all operating expenses of the Fund, with the exception of taxes, borrowing expenses (such as (a) interest and (b) dividend expenses on securities sold short), brokerage commissions and extraordinary expenses. For its services, the Adviser receives an annual investment management fee of 1.75% of the average daily net assets of the Fund.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Morningstar ranking as of 1/31/09

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3–, 5–, and 10–year (if applicable) Morningstar Rating Metrics as of the date stated. The number of funds in the Large Growth category tracked by Morningstar was 1903 or the year–to–date period. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period and Overall Ranking. As of 1/31/09 the Fund did not have a 5 year or 10 year rating. As of 12/31/08 the fund was named the Navigator Fund and is now the ETF Market Opportunity Fund.

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Total Return metrics over the three-year period. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Total Return, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. ETF Market Opportunity Fund, in Lipper's Multi Cap Core classification, received the following ratings for the 3–year period, Total Return: 5 – LIPPER LEADER (2,063 funds).

Ranked in Top 1% in Category by Morningstar #16 of 1793 for the 1-Year period ended January 31, 2008

★★★★★

Morningstar Five Star Rating

MORNINGSTAR®

How to Add ETFOX to Your Portfolio

Call toll free (800)-239-9136

or complete an application.

Fidelity account holders: ETFOX

Schwab account holders: ETFOX

TD Ameritrade account holders: ETFOX

Lipper Leader Total Return

Lipper Leader Preservation

Top ratings by Lipper in Total Return and Preservation of Capital as of December 31, 2008

Fund Manager: Paul M. Frank
ETF Market Opportunity Fund
Aviemore Asset Management, LLC
paul.frank@etfmutualfund.com

Toll Free (800)-239-9136

support@etfmutualfund.com

Formerly Navigator Fund

Past Performance Is No Guarantee Of Future Results. Please Read The Prospectus Carefully Before You Invest Or Send Money

ETF Market Opportunity Fund

A Mutual Fund of ETFs

Symbol: ETFOX

Rated Five Stars MORNINGSTAR®

Lipper Leader in total return and preservation of capital LIPPER 5

In The News

Interview with Paul Frank, ETFOX Fund Manager by Don Dion, publisher and chief investment officer of Fidelity Independent Adviser, Inc. , publisher of Fidelity Independent Adviser and ETF Report newsletters.

Berkshire Eagle article about Paul Frank from 2/14/09.

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Morningstar ranking as of 1/31/09

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3–, 5–, and 10–year (if applicable) Morningstar Rating Metrics as of the date stated. The number of funds in the Large Growth category tracked by Morningstar was 1903 or the year–to–date period. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period and Overall Ranking. As of 1/31/09 the Fund did not have a 5 year or 10 year rating. As of 12/31/08 the fund was named the Navigator Fund and is now the ETF Market Opportunity Fund.

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Total Return metrics over the three-year period. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Total Return, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. ETF Market Opportunity Fund, in Lipper's Multi Cap Core classification, received the following ratings for the 3–year period, Total Return: 5 – LIPPER LEADER (2,063 funds).

Lipper ratings for Preservation reflect funds' historical loss avoidance relative to other funds within the same asset class, as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Preservation metric over the three–year periods. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Preservation, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. Preservation ratings are relative, rather than absolute, measures, and funds named Lipper Leaders for Preservation may still experience losses periodically; those losses may be larger for equity and mixed equity funds than for fixed income funds. ETF Market Opportunity Fund, in Lipper's Preservation of Capital classification, received the following ratings for the 3–year periods, 5 – LIPPER LEADER (2,063 funds). Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperweb.com. Lipper Leader Copyright 2009, Reuters, All Rights Reserved.

Ranked in Top 1% in Category by Morningstar #16 of 1793 for the 1-Year period ended January 31, 2008

★★★★★

Morningstar Five Star Rating

MORNINGSTAR®

How to Add ETFOX to Your Portfolio

Call toll free (800)-239-9136

or complete an application.

Fidelity account holders: ETFOX

Schwab account holders: ETFOX

TD Ameritrade account holders: ETFOX

Lipper Leader Total Return

Lipper Leader Preservation

Top ratings by Lipper in Total Return and Preservation of Capital as of December 31, 2008

Fund Manager: Paul M. Frank
ETF Market Opportunity Fund
Aviemore Asset Management, LLC
paul.frank@etfmutualfund.com

Toll Free (800)-239-9136

support@etfmutualfund.com

Formerly Navigator Fund

Past Performance Is No Guarantee Of Future Results. Please Read The Prospectus Carefully Before You Invest Or Send Money

Contact Information

For more information contact Shareholder Services: 1-800-239-9136

Portfolio Manager
Paul Michael Frank
paul.frank@etfmutualfund.com

Aviemore Asset Management, LLC
20 Phelps Road
Old Chatham, NY 12136
Toll Free (800)-239-9136
Email: support@etfmutualfund.com

Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Morningstar ranking as of 1/31/09
For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3–, 5–, and 10–year (if applicable) Morningstar Rating Metrics as of the date stated. The number of funds in the Large Growth category tracked by Morningstar was 1903 or the year–to–date period. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period and Overall Ranking. As of 1/31/09 the Fund did not have a 5 year or 10 year rating. As of 12/31/08 the fund was named the Navigator Fund and is now the ETF Market Opportunity Fund.

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Total Return metrics over the three-year period. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Total Return, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. ETF Market Opportunity Fund, in Lipper's Multi Cap Core classification, received the following ratings for the 3–year period, Total Return: 5 – LIPPER LEADER (2,063 funds).

Ranked in Top 1% in Category by Morningstar #16 of 1793 for the 1-Year period ended January 31, 2008

★★★★★

Morningstar Five Star Rating

MORNINGSTAR®

How to Add ETFOX to Your Portfolio

Call toll free (800)-239-9136

or complete an application.

Fidelity account holders: ETFOX

Schwab account holders: ETFOX

TD Ameritrade account holders: ETFOX

Lipper Leader Total Return

Lipper Leader Preservation

Top ratings by Lipper in Total Return and Preservation of Capital as of December 31, 2008

Fund Manager: Paul M. Frank
ETF Market Opportunity Fund
Aviemore Asset Management, LLC
paul.frank@etfmutualfund.com

Toll Free (800)-239-9136

support@etfmutualfund.com

Formerly Navigator Fund

Past Performance Is No Guarantee Of Future Results. Please Read The Prospectus Carefully Before You Invest Or Send Money

ETF Market Opportunity Fund

A Mutual Fund of ETFs

Symbol: ETFOX

★★★★★ **Rated Five Stars** MORNINGSTAR®

Lipper Leader in total return and preservation of capital 5 LIPPER

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Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. You may obtain performance data current to the most recent month-end by calling the transfer agent at 1-877-59-FUNDS. Investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains this and other information about the Fund. You may obtain a prospectus on this website or by calling the transfer agent at 1-877-59-FUNDS. The prospectus should be read carefully before investing.

Morningstar ranking as of 1/31/09

For funds with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. An overall rating for a fund is derived from a weighted average of the performance figures associated with its 3–, 5–, and 10–year (if applicable) Morningstar Rating Metrics as of the date stated. The number of funds in the Large Growth category tracked by Morningstar was 1903 or the year–to–date period. The number of funds in the Large Growth category tracked by Morningstar was 1793 for the 1 year period. The number of funds in the Large Growth category tracked by Morningstar was 1485 for the 3 year period and Overall Ranking. As of 1/31/09 the Fund did not have a 5 year or 10 year rating. As of 12/31/08 the fund was named the Navigator Fund and is now the ETF Market Opportunity Fund.

Ranked in Top 1% in Category by Morningstar #16 of 1793 for the 1-Year period ended January 31, 2008

★★★★★

Morningstar Five Star Rating

MORNINGSTAR®

How to Add ETFOX to Your Portfolio

Call toll free (800)-239-9136

or complete an application.

Fidelity account holders: ETFOX

Schwab account holders: ETFOX

TD Ameritrade account holders: ETFOX

Lipper Leader Total Return

Lipper Leader Preservation

Top ratings by Lipper in Total Return and Preservation of Capital as of December 31, 2008

Fund Manager: Paul M. Frank
ETF Market Opportunity Fund
Aviemore Asset Management, LLC
paul.frank@etfmutualfund.com

Toll Free (800)-239-9136

support@etfmutualfund.com

Formerly Navigator Fund

Past Performance Is No Guarantee Of Future Results. Please Read The Prospectus Carefully Before You Invest Or Send Money

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Total Return metrics over the three-year period. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Total Return, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. ETF Market Opportunity Fund, in Lipper's Multi Cap Core classification, received the following ratings for the 3–year period, Total Return: 5 – LIPPER LEADER (2,063 funds).

Lipper ratings for Preservation reflect funds' historical loss avoidance relative to other funds within the same asset class, as of December 31, 2008. The ratings are subject to change every month and are based on an equal–weighted average of percentile ranks for the Preservation metric over the three–year periods. The highest 20% of funds in each peer group are named Lipper Leader or a score of 5 for Preservation, the next 20% receive a score of 4, the middle 20% are scored 3, the next 20% are scored 2, and the lowest 20% are scored 1. Preservation ratings are relative, rather than absolute, measures, and funds named Lipper Leaders for Preservation may still experience losses periodically; those losses may be larger for equity and mixed equity funds than for fixed income funds. ETF Market Opportunity Fund, in Lipper's Preservation of Capital classification, received the following ratings for the 3–year periods, 5 – LIPPER LEADER (2,063 funds). Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperweb.com.